EXHIBIT 12.1

Statements Regarding Computations of Ratio of Earnings to Fixed Charges
(in thousands)

	Nine months ended September 30, 2005		Year ended December 31,
			2004	2003	2002	2001	2000
Net Income (Loss)	$12,504		$(78,942)	$(58,653)	$(33,247)	$(28,040)	$(29,412)
Fixed Charges	3,907		2,395	3,017	3,179	3,833	3,992
Earnings as defined	$16,411		$(76,547)	$(55,636)	$(30,068)	$(24,207)	$(25,420)

Fixed Charges:

Interest expense	$3,014		$1,229	$1,875	$2,041	$2,570	$2,680
Estimated interest component of rent expense	893		1,166	1,142	1,138	1,263	1,312
Total fixed charges	$3,907		$2,395	$3,017	$3,179	$3,833	$3,992

Ratio of earnings to fixed charges	4.20	x	N/A	N/A	N/A	N/A	N/A